Exhibit 99.1

Press Release	Media contact Leif Heussen T +49 6172 608-4030 leif.heussen@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

August 2, 2023

Fresenius Medical Care successfully executes strategic plan and narrows guidance range due to strong operational performance in the first half of 2023

-	Organic growth accelerated in the second quarter in Care Enablement and Care Delivery including sequentially stable treatment volumes in the U.S.

-	Execution on turnaround plan translates into visible productivity improvements in Care Delivery achieving a Q2 margin at the lower end of the 2025 target margin band

-	Savings resulting from FME25 transformation program fully on track

-	Successful execution on portfolio optimization strategy

-	Legal form conversion to a German Stock Corporation approved by shareholders

-	FY 2023 operating income guidance range narrowed

Helen Giza, Chief Executive Officer of Fresenius Medical Care, said: “The second quarter makes evident that the execution against our strategic plan is fully on track. We are executing on our portfolio optimization, continuing to deliver on our FME25 program and are accelerating our turnaround activities. As expected, we have seen a stabilization of the labor market and of the inflationary environment. Our measures to increase productivity, supported by the targeted clinic closures, are driving a positive development. This gives us the confidence to narrow our operating income guidance range to the upper part for the year.”

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Key figures (IFRS®, unaudited)

	Q2 2023	Q2 2022	Growth	Growth	H1 2023	H1 2022	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,825	4,757	+1%	+6%	9,529	9,305	+2%	+4%

Operating income	357	341	+5%	+5%	618	688	-10%	-11%
excl. special items and PRF[1]	401	284	+41%	+44%	755	675	+12%	+11%

Net income[2]	140	147	-5%	-4%	227	305	-26%	-26%
excl. special items and PRF[1]	175	116	+51%	+54%	329	313	+5%	+5%

Basic EPS (EUR)	0.48	0.50	-5%	-4%	0.77	1.04	-26%	-26%
excl. special items and PRF[1]	0.59	0.39	+51%	+54%	1.12	1.07	+5%	+4%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Successful execution against the strategic plan

Fresenius Medical Care has continuously advanced its structural change. At the beginning of the year the new operating model was implemented along with the corresponding new financial reporting. The simplification of the governance structure with the change of the legal form is thus the remaining structural adjustment to be realized. An important milestone has been achieved in this respect at the Extraordinary General Meeting on July 14, 2023, where 99.88% of the voting shareholders approved the conversion of Fresenius Medical Care from the legal form of a partnership limited by shares (Kommanditgesellschaft auf Aktien, KGaA) into a German stock corporation (Aktiengesellschaft, AG).

In parallel, the Company continuously executes on its operational efficiency and turnaround plans. In the second quarter, the FME25 transformation program delivered EUR 75 million of additional savings. Fresenius Medical Care is fully on track to achieve sustainable savings of EUR 250 to 300 million by year end 2023 and EUR 650 million by year end 2025.

1 For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement and the net gain related to InterWell Health. Additionally, the FY 2022 basis for the 2023 outlook was adjusted for U.S. Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

2 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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In addition to generating efficiencies and improving productivity, Fresenius Medical Care is advancing the optimization of its portfolio. The announced strategic divestments of clinic networks in Sub-Saharan Africa and Hungary demonstrate progress against the Company’s execution plan. The outlined examples are part of the overall portfolio optimization strategy to exit non-core and dilutive assets, against which Fresenius Medical Care executes. The resulting cash proceeds will be used towards deleveraging – in line with Fresenius Medical Care’s disciplined financial policy.

Earnings development excluding special items driven by FME25 savings and productivity improvements

Revenue increased by 1% to EUR 4,825 million in the second quarter (+6% at constant currency, +6% organic).

Care Delivery revenue increased by 1% to EUR 3,873 million (+6% at constant currency, +6% organic).

In Care Delivery U.S., revenue growth of 2% (+4% at constant currency, +4% organic) was mainly driven by organic growth, which was supported by a favorable impact from the value-based care business, reimbursement rate increases and a favorable payor mix. This was partially offset by a negative exchange rate effect. The annualization effect of COVID-19-related excess mortality in the late-stage CKD (Chronic Kidney Disease) and ESRD (End-Stage Renal Disease) population continues to weigh on same market treatment growth (-0.1%) – corresponding to the mid-point of the Company’s outlined expectations.

In Care Delivery International, revenue remained stable (+14% at constant currency, +15% organic). Organic growth, which was supported by the effect of hyperinflation in various markets, was offset by a negative exchange rate effect and the impact of closed or sold clinics. Despite the annualization effect of COVID-19-related excess mortality, same market treatment growth was positive at 0.9%.

Care Enablement revenue remained stable and amounted to EUR 1,325 million (+6% at constant currency, +6% organic). Higher sales of machines for chronic treatment, critical care products and home hemodialysis products as well as increased average sales prices were mostly offset by a negative exchange rate effect.

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Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value decreased by 3% to EUR 373 million (+3% at constant currency; Q2 2022: EUR 383 million).3

In the first half, revenue increased by 2% to EUR 9,529 million (+4% at constant currency, +4% organic). Care Delivery revenue increased by 2% to 7,628 million (+3% at constant currency, +4% organic), with both Care Delivery U.S. and Care Delivery International growing by 2% (U.S.: +1% at constant currency, +2% organic; International: +13% at constant currency, +14% organic). Care Enablement revenue increased by 2% to EUR 2,635 million (+5% at constant currency, +5% organic). Inter-segment eliminations decreased by 2% and amounted to EUR 734 million (stable at constant currency; H1 2022: EUR 750 million).

Operating income increased by 5% to EUR 357 million (+5% at constant currency), resulting in a margin of 7.4% (Q2 2022: 7.2%). Operating income excluding special items and U.S. Provider Relief Funding (PRF)1 increased by 41% to EUR 401 million (+44% at constant currency), resulting in a margin of 8.3% (Q2 2022: 6.0%).

Operating income in Care Delivery decreased by 11% to EUR 384 million (-10% at constant currency), resulting in a margin of 9.9% (Q2 2022: 11.3%). Operating income excluding special items and PRF1 increased by 40% to EUR 402 million (+42% at constant currency), resulting in a margin of 10.4% (Q2 2022: 7.5%). This was mainly driven by business growth, lower personnel expenses resulting from improved productivity, and savings from the FME25 program.

Operating income in Care Enablement amounted to EUR 2 million (Q2 2022: EUR -11 million), resulting in a margin of 0.1% (Q2 2022: -0.8%). Operating income excluding special items increased by 533% to EUR 19 million (+601% at constant currency), resulting in a margin of 1.4% (Q2 2022: 0.2%). The improvement compared to the previous year’s quarter was mainly driven by increased volumes, improved pricing and savings from the FME25 program. These effects were partially offset by inflationary cost increases and a negative impact from foreign currency transaction.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations”.

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Operating income for Corporate amounted to EUR -25 million (Q2 2022: EUR -84 million). Excluding special items, operating income amounted to EUR -16 million (Q2 2022: EUR -9 million).

In the first half, operating income decreased by 10% to EUR 618 million (-11% at constant currency), resulting in a margin of 6.5% (H1 2022: 7.4%). Excluding special items and PRF1, operating income increased by 12% to EUR 755 million (+11% at constant currency), resulting in a margin of 7.9% (H1 2022: 7.2%). In Care Delivery, operating income declined by 8% to EUR 669 million (-10% at constant currency), resulting in a margin of 8.8% (H1 2022: 9.8%). In Care Enablement, operating income decreased to EUR -23 million (H1 2022: EUR 59 million), resulting in a margin of -0.9% (H1 2022: 2.3%). Operating income for Corporate amounted to EUR -15 million (H1 2022: -94 million).

Net income2 decreased by 5% to EUR 140 million (-4% at constant currency). Excluding special items and PRF1, net income2 increased by 51% to EUR 175 million (+54% at constant currency).

In the first half, net income2 declined by 26% to EUR 227 million (-26% at constant currency). Excluding special items and PRF1, net income2 increased by 5% to EUR 329 million (+5% at constant currency).

Basic earnings per share (EPS) decreased by 5% to EUR 0.48 (-4% at constant currency). EPS excluding special items and PRF1 increased by 51% to EUR 0.59 (+54% at constant currency).

In the first half, EPS declined by 26% to EUR 0.77 (-26% at constant currency). Excluding special items and PRF1, EPS increased by 5% to EUR 1.12 (+4% at constant currency).

Strong cash flow development

In the second quarter, Fresenius Medical Care generated EUR 1,007 million of operating cash flow (Q2 2022: EUR 751 million), resulting in a margin of 20.9% (Q2 2022: 15.8%). The increase was mainly driven by the recoupment of advanced payments during 2022, which had been received in the U.S. under the Medicare Accelerated and Advance Payment Program in 2020, as well as by seasonality of invoicing.

In the first half, operating cashflow amounted to EUR 1,150 million (H1 2022: EUR 910 million), resulting in a margin of 12.1% (H1 2022: 9.8%).

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Free cash flow4 amounted to EUR 852 million in the second quarter (Q2 2022: EUR 582 million), resulting in a margin of 17.7% (Q2 2022: 12.2%). In the first half, Fresenius Medical Care generated free cash flow of EUR 854 million (H1 2022: EUR 581 million), resulting in a margin of 9.0% (H1 2022: 6.2%).

Outlook

The Company continues to expect for 2023 revenue to grow at a low to mid-single digit percentage rate (2022 basis: EUR 19,398 million).

Based on the earnings development for the first half of the year, Fresenius Medical Care narrows its operating income target range for 2023. The Company now expects operating income to remain flat or decline by up to a low-single digit percentage rate (2022 basis: EUR 1,540 million; previous target: remain flat or decline by up to a high-single digit percentage rate)5.

The Company’s target to achieve an operating income margin of 10 to 14% by 2025 remains unchanged.

Patients, clinics and employees

As of June 30, 2023, Fresenius Medical Care treated 344,086 patients in 4,050 dialysis clinics worldwide and had 124,295 employees (headcount) globally, compared to 130,448 employees as of June 30, 2022.

4 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

5 Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Revenue excluding special items”, “Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.
For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement, and the net gain related to InterWell Health. Additionally, the basis (FY 2022) for the 2023 outlook was adjusted for Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

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Conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter and first half of 2023 on August 2, 2023 at 3:30 p.m. CEST / 9:30 a.m. EDT. Details will be available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the second quarter and first half of 2023. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,050 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 344,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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